File No. 812-

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amended and Restated
Application for an Amended Order Under Sections 6(c), 12(d)(1)(J), and 17(b)
 of the Investment Company Act of 1940, Exempting
Mandatory Enhanced Dividend Securities® ("MEDS℠") Trusts and
J.P. Morgan Securities LLC
From Certain Provisions of Sections 12(d)(1),
14(a) and 17(a) of the Investment Company Act of 1940

J.P. MORGAN SECURITIES LLC
 (Exact name of applicants as specified in charter)

383 Madison Avenue
New York, NY 10179
(Address of principal executive offices)

Copies of all Communications and Orders to:

Rajib Chanda
Elliot E. Chalom	Jonathan Lindabury
J.P. Morgan Securities LLC	Simpson Thacher & Bartlett LLP
4 New York Plaza, 21st Floor New York, NY 10004	900 G Street NW Washington, DC 20001

This Application consists of 25 pages.

A.	INTRODUCTION
J.P. Morgan Securities LLC (together with its subsidiaries and affiliates, "JPMS," or the "Applicant") hereby applies, with respect to its Mandatory Enhanced Dividend Securities® ("MEDS℠")* trusts and future trusts which are substantially similar to be formed after the date of initial filing of this Application and for which JPMS will serve as a principal underwriter (as herein described, the "Trusts"), for an order (A) under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting all the Trusts from Section 12(d)(1) of the 1940 Act to the extent necessary to permit (i) other registered investment companies, and companies excepted from the definition of investment company under sections 3(c)(1) and (c)(7) of the 1940 Act, to own more than 3% of the total outstanding voting stock (the "Securities") of any Trust and (ii) other investment companies having the same investment adviser, or affiliated investment companies, to own more than 10% of the Securities of any Trust; (B) under Section 6(c) of the 1940 Act exempting the Trusts from Section 14(a) of the 1940 Act to the extent necessary to permit the Trusts to be organized without $100,000 in seed capital; and (C) under Section 17(b) of the 1940 Act exempting the Trusts and the Applicant from Section 17(a) of the 1940 Act to the extent necessary to permit the Trusts to purchase U.S. government securities from JPMS at the time of a Trust's initial issuance of Securities. The Trusts will comply with the applicable terms and conditions of the requested order.
This application is made on the grounds that such exemptions, in light of the nature of the Trusts, are consistent with the general purposes of the 1940 Act and are necessary or appropriate in the public interest and consistent with the protection of investors. No form having been

*	Mandatory Enhanced Dividend Securities®" is a registered service mark of J.P. Morgan Securities LLC. "MEDS℠" is a service mark of JPMS.

specifically prescribed for this application, the Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the 1940 Act.
The Commission issued an order on October 26, 1999 to J.P. Morgan Securities Inc. (Rel. IC-24112) (the "Prior JPMS Order") permitting JPMS to create MEDS℠ Trusts.  That order was substantially identical to the exemptive orders issued (i) on October 16, 1996 to Morgan Stanley & Co. Incorporated (Rel. IC-22284), amended August 4, 1998 (Rel. IC-23375) (ii) on April 16, 1997 to Goldman, Sachs & Co. (Rel. IC-22622), (iii) on August 18, 1997 to Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Government Securities, Inc. (Rel. IC-22789), amended October 26, 1999 (Rel. IC‑24111), (iv) on October 21, 1997 to Salomon Brothers Inc (Rel. IC-22862), amended March 3, 1999 (Rel. IC-23726), (v) on April 17, 1998 to Donaldson, Lufkin & Jenrette Securities Corporation (Rel. IC-23117), (vi) on May 8, 1998 to NationsBanc Montgomery Securities LLC (Rel. IC-23178), (vii) on May 8, 1998 to Lehman Brothers Inc. (Rel. IC-23177), (viii) on July 2, 1998 to PaineWebber Incorporated (Rel. IC-23303), (ix) on September 1, 1998 to CIBC Oppenheimer Corp. (Rel. IC-23421), (x) on December 29, 1998 to Credit Suisse First Boston Corporation (Rel. IC-23625), (xi) on March 23, 1999 to Warburg Dillon Read LLC (Rel. IC-23748), and (xii) on August 20, 1999 to Deutsche Bank Securities Inc. (Rel. IC-23960).
The Applicant is requesting the order described herein to amend and supersede the Prior JPMS Order. In particular, the relief provided in the Prior JPMS order did not contemplate that the Securities may be offered, pursuant to firm commitment arrangements in private placements (including those conducted in reliance on Rule 144A ("Rule 144A") under the Securities Act of

1933, as amended (the "1933 Act")) as well as in registered public offerings.  The Applicant is thus requesting the order described herein to extend such relief to firm commitment arrangements in private placements.  In that respect, this request is modeled on the amended order granted on February 28, 2017 to Goldman, Sachs & Co. (Rel. IC-32514).  Accordingly, the exemptions requested herein are necessary to avoid a competitive disadvantage for the Applicant.
B.	DESCRIPTION OF THE TRUSTS
Each Trust will be a limited-life, grantor trust registered as a non-diversified, closed-end management investment company under the 1940 Act. The closed-end management investment company model was chosen for the Trusts because no other class of investment company contemplated by the 1940 Act provides an appropriate investment vehicle, even though the portfolio of each Trust will not be managed in the traditional sense. Specifically, the unit investment trust model is not appropriate because the assets of the Trusts will not be liquid (as described below), and therefore it would not be practicable for the Trusts to issue redeemable securities. JPMS will serve as a "principal underwriter" (as defined in Section 2(a)(29) of the 1940 Act) of the Securities issued by each Trust (including in offerings under Rule 144A).
1.	Assets and Policies
Each Trust will, at the time of its issuance of Securities, (i) enter into one or more forward purchase contracts (the "Contracts") to purchase a formulaically-determined number of a specified equity security or securities (the "Shares") of a specified issuer1 and (ii) in some cases, purchase certain U.S. Treasury securities ("Treasuries"), which may include interest-only

[1]
No Trust will hold Contracts initially relating to the Shares of more than one issuer. However, if certain events specified in the Contracts occur (such as the spin-off by the issuer of the Shares of securities of another issuer to holders of the Shares), the Trust may receive at the termination of the Contracts shares of more than one issuer.

or principal-only securities maturing at or prior to the Trust's termination. The Trusts will purchase the Contracts from counterparties that are not affiliated with either the relevant Trust or JPMS. The investment objective of each Trust will be to provide to each holder of Securities (a "Holder") (i) current cash distributions from the proceeds of any Treasuries and (ii) participation in, or limited exposure to, changes in the market value of the underlying Shares. In all cases, the Shares will trade in the secondary market and the issuer of the Shares will be a reporting company under the Securities Exchange Act of 1934, as amended.
The number of Shares, or the value thereof, that will be delivered to a Trust pursuant to the Contracts may be fixed (e.g., one Share per Security issued) or may be determined pursuant to a formula, the product of which will vary with the price of the Shares during a period proximate to the termination of the Contracts and the Trust. A formula will generally result in each Holder receiving fewer Shares as the market value of such Shares increases and more Shares as their market value decreases. A formula is likely to limit the Holder's participation in any appreciation of the underlying Shares, and it may in some cases limit the Holder's exposure to any depreciation in the underlying Shares. It is anticipated that the Holders will receive a yield greater than the ordinary dividend yield on the Shares at the time of the issuance of the Securities, which is intended to compensate Holders for the limit on the Holders' participation in any appreciation of the underlying Shares. In some cases, there may be an upper limit on the value of the Shares that a Holder will ultimately receive.
The Applicant hereby applies for exemptive relief that would permit the Trusts to purchase Treasuries from the Applicant at, but only at, the time of the Trusts' initial entry into Contracts and issuance of Securities. For cash management purposes, the Trusts may invest the proceeds of the Treasuries and any other cash held by them in short-term obligations of the U.S.

Government maturing no later than the business day preceding the next following distribution date of such proceeds.2 Apart from such short-term Government obligations, the Trusts will not purchase any assets other than the Contracts and the Treasuries, nor will they incur any additional liabilities or issue any additional securities. At the termination of each Trust, each Holder will receive the number of Shares per Security, or the value thereof, as determined by the terms of the Contracts, that is equal to the Holder's pro rata interest in the Shares or amount received by the Trust under the Contracts.3
The life of each Trust and the duration of the related Contracts will be determined, together with their other economic features, on the basis of market conditions prevailing at the time of the issuance of the Securities.4
2.	Management
The portfolio of each Trust will not be managed in the traditional sense. Each Trust will be internally managed by three trustees and will not have any separate investment adviser. Further, the trustees will have limited or no power to vary the investments held by each Trust.
The Trusts will be structured so that the trustees either are not authorized to sell the Contracts or Treasuries under any circumstances or are permitted to sell them only under specified limited circumstances. If the trustees of the Trusts are not authorized to dispose of the

[2]	This application does not request exemption from the requirements of Section 17(a) of the 1940 Act for the purchase by any Trust of such short-term U.S. Government obligations.
[3]
The Contracts may provide for an option on the part of a counterparty to deliver Shares, cash or a combination of Shares and cash to the Trust at the termination of each Trust. In that case, the Trust would simply pass along such Shares or cash, as the case may be, to investors in the Trust. In the alternative, the Trust might have the option of demanding either Shares or cash from the counterparty at the termination of the Trust. In that case, the Trust Agreement would provide for the Trust routinely to obtain Shares from the counterparty, but to be able to demand cash if so ordered by an individual investor in respect of its Securities, or vice versa. The decision of a counterparty to deliver, or of a Securities Holder to receive, Shares or the equivalent cash value thereof will be based upon their preferences at the time of the decision.

[4]
In the Applicant's experience, investors purchasing equity-related securities such as the Securities generally desire such securities to have a term from issuance to maturity of from three to five years.

Contracts in any circumstances, the Trusts will hold such Contracts until maturity or any earlier acceleration (as discussed below), at which time they will be settled according to their terms.
The occurrence of certain defaults by a counterparty under a Contract (including, by way of example and not by way of limitation, the bankruptcy or insolvency of such counterparty) might result in the acceleration of the obligations of one or more counterparties under Contracts with the Trust. If all the Contracts with a Trust were to be so accelerated, that Trust would be terminated immediately after the distributions received from the accelerated Contracts were distributed to Holders.
A bank or banks qualified to serve as a trustee under the Trust Indenture Act of 1939, as amended, will act as custodian for each Trust's assets and as administrator, paying agent, registrar and transfer agent with respect to the Securities of each Trust. Any such bank will have no other affiliation with, and will not be engaged in any other transaction with, any Trust. The day-to-day administration of each Trust may be carried out by JPMS or by such bank, in each case as described in the relevant prospectus or offering documents.
3.	Voting of Securities and Shares
The trustees of each Trust will be selected initially by JPMS, together with any other initial Holders, or by the grantors of such Trust. The Holders of each Trust will have the right, upon the declaration in writing or vote of more than two-thirds of the outstanding Securities of the Trust, to remove a trustee. Holders will be entitled to a full vote, for each Security held, on all matters to be voted on by Holders and will not be able to cumulate their votes in the election of trustees.
The trustees of each Trust will call special meetings of Holders for action by Holder vote as may be required by the 1940 Act, the trust agreement establishing the Trust or the rules of any applicable exchange or market system. A meeting of Holders will be called to vote on the removal of a trustee upon the written request of the Holders of 10% of the Securities or to vote on other matters upon the written request of the Holders of 51% of the Securities (unless substantially the same matter was voted on during the preceding twelve months). The investment objectives and policies of each Trust may be changed only with the approval of "a majority of the Trust's outstanding Securities" or any greater number required by the Trust's constituent documents. A "majority of the Trust's outstanding Securities" means the lesser of (i) 67% of the Securities represented at a meeting at which more than 50% of the outstanding Securities are represented, and (ii) more than 50% of the outstanding Securities. Unless Holders so request, it is not expected that the Trusts will hold any meetings of Holders, or that Holders will ever vote.
The Trusts will not be entitled to any rights with respect to the Shares until any Contracts requiring delivery of the Shares to the Trust are settled, at which time the Shares will be promptly distributed to Holders. Accordingly, the Holders will not be entitled to any rights with respect to the Shares (including, without limitation, voting rights or the right to receive any dividends or other distributions in respect thereof) until receipt by them of the Shares at the time the Trust is liquidated.
4.	Fees
Each Trust will be structured so that its organizational and ongoing expenses will not be borne by the Holders, but rather, directly or indirectly, by JPMS, the counterparties or another third party, as will be described in the prospectus or offering documents for the relevant Trust. At the time of the original issuance of the Securities of any Trust, there will be paid to each of the administrator, the custodian and the paying agent, and to each trustee, a one-time amount in respect of such agent's or trustee's fee over the term of the Trust and, in the case of the administrator, anticipated expenses of the Trust over its term. Any expenses of the Trust in excess of this anticipated amount will be paid as incurred by a party other than the Trust itself

(which party may be JPMS) as otherwise described in the relevant prospectus or offering documents.
Estimated organizational costs of each Trust and estimated costs of each Trust in connection with the initial registration (if any) and offering of the Securities will be paid either from the proceeds of the offering of the Securities of such Trust or directly by one or more of the counterparties, as will be described in the prospectus or offering documents for the relevant Trust. If paid from the proceeds of the offering, these expenses will, as a practical matter, be subtracted from the price paid by the Trust on the Contracts, and so will ultimately be borne by one or more of the counterparties rather than by the Holders, as further discussed below.
5.	Marketing and Pricing
Potential investors in the public offering or private placement of the Securities of any Trust are expected to make their investment decision on the basis of the following factors (in addition to the offering price) that will be known to them in advance of their investment decisions: (i) the amount of the periodic payments, if any, to be made on the Securities (such payments to be derived from monies received in respect of the Treasuries, if any, owned by the Trust, which will be passed through to the Holders), (ii) the formula pursuant to which the number of Shares, or value thereof, to be received by the Trust pursuant to the Contracts and to be distributed with respect to each Security at the termination of the Trust is determined, (iii) the price of the Shares in the secondary market, and (iv) the structure and operation of the Trust, including the arrangements by which the expenses of each Trust are to be paid. Expenses of the Trusts are not expected to be a significant factor in such investment decision, because each Trust is expected to have an arrangement by which such expenses will be borne, directly or indirectly, by persons other than the Trust or the Holders.

The proceeds of the public offering or private placement of Securities received by each Trust will be used by the Trust to (i) enter into the Contracts, (ii) buy any Treasuries and (iii) to the extent provided in the prospectus or offering documents relating to the relevant Trust, pay the underwriting discount or the private placement fees and discounts and the organizational and related expenses in connection with the offering of the Securities. Purchasers of the Securities should be indifferent to the allocation of the purchase price among these elements, as the allocation will not affect the value of the Securities, which will be primarily determined by the four factors listed in the preceding paragraph.
6.	Trading
Securities issued by the Trusts in a public offering (but not a private offering) will be listed on a national securities exchange. Thus, the Securities issued in a public offering will be "national market system" securities subject to public price quotation and trade reporting requirements.
After the Securities are issued, the trading price of the Securities is expected to vary from time to time based primarily upon the price of the underlying Shares, interest rates, and other factors affecting conditions and prices in the debt and equity markets.
JPMS currently intends, but will not be obligated, to make a market in the Securities of each Trust. JPMS is a primary dealer in U.S. Government securities subject to regulation by the Federal Reserve Bank of New York ("FRBNY"), is a registered broker-dealer and a member of, and subject to regulation by, the National Association of Securities Dealers, Inc., the New York Stock Exchange LLC, and other securities exchanges and self-regulatory organizations.
C.	THE COMMISSION'S EXEMPTIVE AUTHORITY
Section 6(c) of the 1940 Act provides, in pertinent part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of the 1940 Act or the rules or regulations thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act gives the Commission similar exemptive authority expressly with respect to the prohibitions of Section 12(d)(1) where the exemption is consistent with the public interest and the protection of investors. In addition, Section 17(b) of the 1940 Act gives the Commission specific exemptive authority with respect to the requirements of Section 17(a) of the 1940 Act.
D.	REQUEST FOR SECTION 12(d)(1) EXEMPTIVE ORDER
1.	Applicable Law
Section 12(d)(1)(J) of the 1940 Act provides the basis upon which the Commission may exempt any person from the requirements of subsection 12(d)(1). It reads as follows:
(J) The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.
Section 12(d)(1)(A)(i) of the 1940 Act prohibits (x) "any registered investment company (the 'acquiring company') and any company or companies controlled by such acquiring company" from owning "[m]ore than 3 per centum of the total outstanding voting stock" of "any other investment company (the 'acquired company')" and (y) "any investment company (the 'acquiring company') and any company or companies controlled by such acquiring company" from owning "[m]ore than 3 per centum of the total outstanding voting stock" of "any registered investment company (the 'acquired company')." A company that is excepted from the definition of investment company under Section 3(c)(1) or (c)(7) of the 1940 Act is nonetheless deemed to be an investment company for purposes of Section 12(d)(1)(A)(i) of the 1940 Act under Sections

3(c)(1) and (c)(7)(D) of the 1940 Act. Section 12(d)(1)(C) similarly prohibits any investment company, other investment companies having the same investment adviser, and companies controlled by such investment companies from owning "more than 10 per centum of the total outstanding voting stock" of any other closed-end investment company.
In order for the Trusts to be marketed most successfully, and to be traded at a price that most accurately reflects their asset value, the Applicant believes that it is necessary for the Securities of each such Trust to be offered to large investment companies, investment company complexes, and funds that would be investment companies if not for Section 3(c)(1) or (c)(7). In the experience of JPMS, large investment companies, investment company complexes, and funds that would be investment companies if not for Section 3(c)(1) or (c)(7) seek to spread the fixed costs of analyzing specific investment opportunities by making sizable investments in those opportunities that prove attractive. Conversely, it may not be economically rational for such investors, or their advisers, to take the time to review an investment opportunity if the amount that they would ultimately be permitted to purchase is immaterial in light of the total assets of the investment company or investment company complex. Thus, in order for the Trusts to be economically attractive to large investment companies, investment company complexes and funds that would be investment companies if not for Section 3(c)(1) or (c)(7), such investors must be able to acquire Securities in each Trust in excess of the limitations imposed by Sections 12(d)(1)(A)(i) and 12(d)(1)(C) of the 1940 Act. The Applicant therefore requests that the Commission issue an order pursuant to Section 12(d)(1)(J) exempting the Trusts from such limitations.
Section 12(d)(1) was enacted when the 1940 Act was originally adopted in order to prevent one investment company from buying control of other investment companies and creating complicated pyramidal structures. Hearings on H.R.  10065 before a Subcommittee of the Committee on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 112-14 (1940). In 1970, Congress amended Section 12(d)(1) to deal with the investment company industry problems described in the "Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth" (the "PPI Report"), 311-24 (printed as H.R. Rep. No. 2337, 89th Cong., 2d Sess. (1966)). The PPI Report focused on two principal categories of problems: those associated with the "pyramiding" of control over portfolio funds by fund-holding companies and those associated with the layering-on of costs to investors.
The pyramiding concerns raised by the PPI Report fall into two categories. One arises from the potential for undue influence resulting from the pyramiding of voting control of the acquired investment company. This concern generally does not arise in the case of the Trusts because neither the trustees nor the Holders will have the power to vary the investments held by each Trust or to acquire or dispose of the assets of the Trust (except for any limited ability that the trustees of the Trusts may have, under certain specified circumstances, to sell the assets of, and terminate, the Trusts). To the extent that Holders can change the composition of the Board of Trustees or the fundamental policies of each Trust by vote, any concerns regarding undue influence will be eliminated by a provision in the charter documents of the Trusts that will require that any investment companies owning voting stock of any Trust in excess of the limits imposed by Sections 12(d)(1)(A)(i) and 12(d)(1)(C) of the 1940 Act will vote their Securities in proportion to the votes of all other Holders.
The second category of pyramiding concern is that an acquiring investment company might be able to influence unduly the persons operating the acquired investment fund. This undue influence could arise through a threat to redeem assets invested in the underlying fund at a time, or in a manner, which is disadvantageous to that fund, or to threaten to vote shares in that fund in a manner that is inconsistent with the best interests of that fund and its shareholders. See PPI Report, at 318. In the case of the Trusts, this concern does not arise because the Securities will not be redeemable and because the trustees' management control will be so limited.
The second major objective of Section 12(d)(1) is to avoid imposing on investors the excessive costs and fees that may result from multiple layers of investments. First, there has been a concern that an investor who pays a sales charge to purchase shares of a fund which, in turn, invests the proceeds of that sale in other funds, paying a sales charge on its purchases of such funds' shares, might effectively pay double sales charges. Second, there has been a concern that unregulated pyramiding of investment companies might result in excessive or duplicative expenses arising from the operation of two funds in place of one. Neither of these concerns arises in the case of the Trusts because of the limited on-going fees and expenses incurred by the Trusts and the fact that arrangements disclosed in the prospectus or offering documents will generally provide that such fees and expenses be borne, directly or indirectly, by JPMS or another third party, not by the Holders. In addition, the Holders will not, as a practical matter, bear the organizational expenses (including underwriting expenses) of the Trusts. Such organizational expenses will effectively be borne by the counterparties in the form of a discount in the price paid to them for the Contracts,5 or will be borne directly by JPMS, the counterparties or other

[5]
This can be illustrated as follows. The counterparties on the Contracts may be considered to be indirectly conducting a secondary offering of the Shares. In order for this offering to be successful, the offering price of the Securities cannot be higher, taking into account their economic differences, than the price at which the Shares are available in the secondary market. Accordingly, the counterparties must themselves bear any expenses of the offering of the Securities, or else investors would find it more attractive to purchase the Shares directly in ordinary secondary market trading transactions, rather than in the offering of the Securities.

third parties, all as will be described in the prospectus for the relevant Trust. Thus, a Holder will not pay duplicative charges to purchase its investment in any Trust.6
There has also been a concern that pyramiding might result in duplicative advisory fees. That is, an investor in a pyramid arrangement might pay an advisory fee to the adviser of the fund in which such investor invested and a second fee to the adviser of the underlying fund. In the case of the Trusts, this concern will not arise because the Trusts will not have any separate investment advisers.
The Applicant also understands that the Commission has been concerned that a "fund of funds" might not serve any valid business purpose. This concern does not arise with respect to the Trusts since, unlike most registered investment companies, the Trusts are not marketed to provide investors with either professional investment asset management or the benefits of investment in a diversified pool of assets. Rather, the Securities are intended to provide Holders with a security having unique payment and risk characteristics, including an anticipated higher current yield than the ordinary dividend yield on the Shares at the time of the issuance of the Securities. Accordingly, a valid business purpose is served because investors that wish to benefit from asset diversification and professional investment management will be served by purchasing the Securities indirectly through investment in a registered investment company.
2.	Relief Requested
In conclusion, the purposes and policies of Section 12(d)(1) of the 1940 Act are not implicated by the Trusts. Therefore, the Applicant believes that it would be appropriate for the Commission to exercise its authority under Section 12(d)(1)(J) of the 1940 Act to exempt the

[6]	Of course, any Holder choosing to sell Securities in secondary market transactions may be required to pay a commission to the broker through which the sale is made at that time.

Trusts from the limitations provided by Sections 12(d)(1)(A)(i) and 12(d)(1)(C). To further address any possibility of conflicts of interest and overreaching by participants in the arrangement, the Applicant agrees that the following condition may be imposed in any order of the Commission granting such relief: any investment company owning voting stock of any Trust in excess of the limits imposed by Section 12(d)(1) of the 1940 Act will be required by the Trust's charter documents, or will undertake, to vote its Trust shares in proportion to the vote of all other Holders.
This request is modeled on previous requests for exemption from the requirements of Section 12(d)(1) which have been granted by the Commission. See, e.g., Goldman, Sachs & Co. (Rel. IC-22622), amended February 28, 2017 (Rel. IC-32514), J.P. Morgan Securities Inc., Rel. IC-24112 (October 26, 1999); Deutsche Bank Securities Inc., Rel. IC-23960 (August 20, 1999); Warburg Dillon Read LLC, Rel. IC-23748 (March 23, 1999); Credit Suisse First Boston Corporation, Rel. IC-23625 (December 29, 1998); CIBC Oppenheimer Corp., Rel. IC-23421 (September 1, 1998); PaineWebber Incorporated, Rel. IC-23303 (July 2, 1998); Lehman Brothers, Inc., Rel. IC-23177 (May 8, 1998); NationsBanc Montgomery Securities LLC, Rel. IC-23178 (May 8, 1998); Donaldson Lufkin & Jenrette Securities Corporation, Rel. IC-23117 (April 17, 1998); Salomon Brothers Inc, Rel. IC-22862 (October 21, 1997), amended, Rel. IC-23726 (March 3, 1999); Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Government Securities, Inc., Rel. IC-22789 (August 18, 1997), amended, Rel. IC-24111 (October 26, 1999) and Morgan Stanley & Co. Incorporated, Rel. IC-22284 (October 16, 1996), amended, Rel. IC-23375 (August 4, 1998).

E.	REQUEST FOR SECTION 14(a) EXEMPTIVE ORDER
1.	Applicable Law
Section 14(a) of the 1940 Act requires, in pertinent part, that an investment company have a net worth of at least $100,000 before making any public offering of its shares. The purpose of Section 14(a) is to ensure that investment companies are adequately capitalized prior to or simultaneously with the sale of their securities to the public. The Commission has stated that the provision is intended "to prevent organizers from forming and later abandoning the company to the detriment of investors." Request for Comments on Reform of the Regulation of Investment Companies, Rel. IC-17534 (June 15, 1990), at 99, citing Hearings on H.R. 10065 Before a Subcommittee of the Committee on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 116 (1940).
Accordingly, the Commission has interpreted Section 14(a) of the 1940 Act to mean that "the initial capital investment in an investment company must have been made without any intention, when the investment was made, to redeem or dispose of such investment". Rule Proposed for Unit Investment Trust Start-up Exemptions and Proposed Revision of Rule Regarding Pricing of Investment Company Shares Generally, Rel. IC-10545 (January 9, 1979) ("Release IC-10545"), at 9. However, Release IC-10545 also notes that "[d]espite the lack of a continuing or bona fide investment on the part of the Sponsor, exemptions from Section 14(a) of the [1940] Act have been granted in recognition that, once the units are sold, a Trust requires much less commitment on the part of the Sponsor than does a management investment company". Release IC-10545, at 10. Consequently, the Commission adopted Rule 14a-3 under the 1940 Act, which exempts from Section 14(a) of the 1940 Act unit investment trusts that meet the following conditions: (1) the trust initially holds at least $100,000 principal amount of securities, (2) the trust will be terminated and the sales charge refunded if either (i) its net worth declines to less than $100,000 within 90 days of effectiveness or (ii) redemption of unsold units results in the trust's net worth declining to less than 40% of the initial face amount, and (3) the trust invests exclusively in "eligible trust securities" (principally, fixed-income securities issued by corporations or municipalities and government securities).
While the Trusts are classified as management companies, they have the characteristics of unit investment trusts that are relevant to the Rule 14a-3 exemption: investors in the Trusts, like investors in a traditional unit investment trust, will not be purchasing interests in a managed pool of securities but rather in a fixed and disclosed portfolio that is held until maturity. The make-up of each Trust's assets will therefore be "locked in" for the life of the portfolio, and there is no need for an on-going commitment on the part of the underwriter. See Release IC-10545, at 3. While the Trusts will not invest exclusively in "eligible trust securities," as defined in Rule 14a-3, that difference does not appear significant in light of the nonredeemability of the Securities and the minimum size of any Securities offering, as set out below.
In order to ensure that each Trust will "become a going concern," the Securities will be offered pursuant to firm commitment arrangements, whether in an offering registered under the 1933 Act or in a private placement, in either event resulting in net proceeds to each Trust of at least $10,000,000. If the Securities of a Trust are placed in an offering registered under the 1933 Act, prior to the issuance and delivery of such Securities to the underwriters, the underwriters will enter into an underwriting agreement pursuant to which they will agree to purchase such Securities subject to customary conditions to closing. The underwriters will not be entitled to purchase less than all of such Securities. If the Securities of a Trust are placed in a private offering, prior to the issuance and delivery of such Securities, the placement agent(s) (or initial purchasers) will enter into a placement agent agreement (or purchase agreement) pursuant to which they will agree to purchase such Securities subject to customary conditions to closing. The placement agent(s) (or initial purchasers) will not be entitled to purchase less than all of such Securities. Accordingly, in either case, either the offering will not be completed at all or each Trust will have a net worth substantially in excess of $100,000 on the date of issuance of the Securities. Moreover, it is not anticipated by the Applicant that the net worth of the Trusts will fall below $100,000 before they are terminated.

2.	Relief Requested
The Applicant respectfully requests that the Commission enter an exemptive order, based on the facts and subject to the conditions as herein set forth, under Section 6(c) of the 1940 Act exempting the Trusts from any requirement of Section 14(a), on the ground that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. This request is substantially identical to previous requests for exemption from the requirements of Section 14(a) that have been granted by the Commission. See, e.g., Goldman, Sachs & Co., Rel. IC-22622 (April 16, 1997), amended, Rel. IC-32514 (February 28, 2017), J.P. Morgan Securities Inc., Rel. IC-24112 (October 26, 1999); Deutsche Bank Securities Inc., Rel. IC-23960 (August 20, 1999); Warburg Dillon Read LLC, Rel. IC-23748 (March 23, 1999); Credit Suisse First Boston Corporation, Rel. IC-23625 (December 29, 1998); CIBC Oppenheimer Corp., Rel. IC-23421 (September 1, 1998); PaineWebber Incorporated, Rel. IC-23303 (July 2, 1998); Lehman Brothers, Inc., Rel. IC-23177 (May 8, 1998); NationsBanc Montgomery Securities LLC, Rel. IC-23178 (May 8, 1998); Donaldson Lufkin & Jenrette Securities Corporation, Rel. IC-23117 (April 17, 1998); Salomon Brothers Inc, Rel. IC-22862 (October 21, 1997), amended, Rel. IC-23726 (March 3, 1999); Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch

Government Securities, Inc., Rel. IC-22789 (August 18, 1997), amended, Rel. IC-24111 (October 26, 1999) and Morgan Stanley & Co. Incorporated, Rel. IC-22284 (October 16, 1996), amended, Rel. IC-23375 (August 4, 1998).
F.	REQUEST FOR SECTION 17(a) EXEMPTIVE ORDER
1.	Applicable Law
Sections 17(a)(1) and 17(a)(2) of the 1940 Act generally prohibit the principal underwriter of any investment company from selling or purchasing any securities to or from that investment company. The result of these provisions is to preclude the Trusts from purchasing Treasuries from JPMS.
Among the policy rationales underlying Sections 17(a)(1) and 17(a)(2) of the 1940 Act is the concern that an affiliated person of an investment company, by virtue of such relationship, could cause an investment company to purchase securities of poor quality from the affiliated person or to overpay for any securities. Here, however, it is unlikely that JPMS would be able to exercise any adverse influence over the Trusts with respect to purchases of Treasuries because Treasuries do not vary in quality and are traded in one of the most liquid markets in the world. Treasuries are available through both primary and secondary dealers, making the Treasury market very competitive, as reflected in the extremely narrow bid/ask margins available on Treasuries. In addition, market prices on Treasuries can be confirmed on a number of commercially available information screens. Further, because the Applicant is one of a limited number of "primary dealers" in Treasuries (i.e., dealers which are permitted to deal directly with the FRBNY), the Applicant will be able to offer the Trusts prompt execution of their Treasury purchases at very competitive prices.
Moreover, Section 17(a)(1) specifically exempts sales of securities deposited with the trustee of a unit investment trust. This exemption is available because investors in a unit investment trust know what the unit investment trust owns before they buy units. JPMS is only seeking relief from Section 17(a) with respect to the initial purchase of the Treasuries and not with respect to an on-going course of business. Consequently, investors will know before they make their investment decision in the Securities of any Trust the Treasuries that will be owned by the Trust and the amount of the cash payments that will be provided periodically by the Treasuries to the Trust and distributed to Holders. Further, the purchasers will know all the other economic terms relevant to their investment decision (e.g., the formula by which the number of Shares, or the cash value thereof, to be distributed on each Security will be determined).
As explained in Section B above, purchasers of Securities will be indifferent to the allocation of the offering price of the Securities between the price of the Treasuries and the price of the Contracts, because this allocation will not affect the value of the Securities. As a result, whatever risk there is of overpricing the Treasuries will be borne by the counterparties and not by the Holders. For the same reason, however, the counterparties will have a strong initiative to monitor the price paid for the Treasuries, since any overpayment could result in a reduction in the amount that they would be paid on the Contracts.
Moreover, the counterparties will benefit from the Trusts' being able to buy Treasuries from JPMS. This is because the offering price of the Securities of each Trust, the price to be paid on the Contracts, the underwriting discount or the private placement fees and discounts and the price to be paid on the Treasuries must be all determined at the same moment. It would therefore be most practical if the counterparties, and JPMS as principal underwriter, could negotiate and determine these prices between them, including the price of the Treasuries, based on market conditions at an instant in time, without risking the potential delay to pricing that may result from the necessity of obtaining multiple bids from government securities dealers that have no interest in the offering or in the time constraints at pricing.
This request is modeled on previous, substantially identical, requests for exemption from the requirements of Section 17(a) that have been granted by the Commission. See, e.g., Goldman, Sachs & Co. (Rel. IC-22622), amended February 28, 2017 (Rel. IC-32514), J.P. Morgan Securities Inc., Rel. IC-24112 (October 26, 1999); Deutsche Bank Securities Inc., Rel. IC-23960 (August 20, 1999); Warburg Dillon Read LLC, Rel. IC-23748 (March 23, 1999); Credit Suisse First Boston Corporation, Rel. IC-23625 (December 29, 1998); CIBC Oppenheimer Corp., Rel. IC-23421 (September 1, 1998); PaineWebber Incorporated, Rel. IC-23303 (July 2, 1998); Lehman Brothers, Inc., Rel. IC-23177 (May 8, 1998); NationsBanc Montgomery Securities LLC, Rel. IC-23178 (May 8, 1998); Donaldson Lufkin & Jenrette Securities Corporation, Rel. IC-23117 (April 17, 1998); Salomon Brothers Inc, Rel. IC-22862 (October 21, 1997), amended, Rel. IC-23726 (March 3, 1999); Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Government Securities, Inc., Rel. IC-22789 (August 18, 1997), amended, Rel. IC-24111 (October 26, 1999) and Morgan Stanley & Co. Incorporated, Rel. IC-22284 (October 16, 1996), amended, Rel. IC-23375 (August 4, 1998).
2.	The Commission's Specific Exemptive Authority
Under Section 17(b) of the 1940 Act, the Commission may issue an order of exemption from one or more of the provisions of subsection (a) thereof if evidence establishes that: (1) the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person; (2) the proposed transactions are consistent with the investment policies of each registered investment company concerned; and (3) the proposed transactions are consistent with the general purposes of the 1940 Act.
3.	Relief Requested

The Applicant hereby requests an order of exemption from the provisions of Sections 17(a)(1) and 17(a)(2) in order to permit each Trust to purchase the Treasuries from the Applicant. The Applicant agrees that the following conditions may be imposed in any order of the Commission granting such relief:
A. The trustees of each Trust, including a majority of the trustees who are not interested persons of the Trust, (a) will adopt procedures that are reasonably designed to provide that the conditions set forth below have been complied with; (b) will make and approve such changes as are deemed necessary; and (c) will determine that the transactions made pursuant to the order were effected in compliance with such procedures.
B. The Trusts (1) will maintain and preserve in an easily accessible place a written copy of the procedures (and any modifications thereto), and (2) will maintain and preserve for the longer of (x) the life of the Trusts and (y) six years following the purchase of any Treasuries, the first two years in an easily accessible place, a written record of all Treasuries purchased, whether or not from the Applicant, setting forth a description of the Treasuries purchased, the identity of the seller, the terms of the purchase, and the information or materials upon which the determinations described below were made.
C. The Treasuries to be purchased by each Trust will be sufficient to provide payments to Holders that are consistent with the investment objectives and policies of the Trust as recited in the Trust's registration statement, and will be consistent with the interests of the Trust and the Holders of its Securities.
D. The terms of the transactions will be reasonable and fair to the Holders of the Securities issued by each Trust and will not involve overreaching of the Trust or the Holders of Securities thereof on the part of any person concerned.

E. The fee, spread or other remuneration to be received by JPMS will be reasonable and fair compared to the fee, spread or other remuneration received by dealers in connection with comparable transactions at such time, and will comply with Section 17(e)(2)(C) of the 1940 Act.
F. Before any Treasuries are purchased by the Trust, the Trust must obtain such available market information as it deems necessary to determine that the price to be paid for, and the terms of, the transaction are at least as favorable as that available from other sources. This shall include the Trust obtaining and documenting the competitive indications with respect to the specific proposed transaction from two other independent government securities dealers. Competitive quotation information must include price and settlement terms. These dealers must be those who, in the experience of the Trust's trustees, have demonstrated the consistent ability to provide professional execution of Treasury transactions at competitive market prices. They also must be those who are in a position to quote favorable prices.
On the basis of the foregoing, the Applicant submits that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person, that the proposed transactions are consistent with the policy of each of the Trusts and that the requested exemption is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policies and provisions of the 1940 Act.
G. PROCEDURAL MATTERS
The Applicant files this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that its address is indicated on the cover page of this Application. The Applicant further requests that all communications concerning this Application should be directed and copied to the person listed on the cover page of the Application.
Dated: May 9, 2018.

In accordance with Rule 0-2(c) under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant pursuant to its organizational documents. The Applicant also has attached the verification required by Rule 0-2(d) under the 1940 Act.

J.P. MORGAN SECURITIES LLC

By	/s/ Jeffrey Lipman
Name:	Jeffrey Lipman
Title:	Managing Director – Associate General Counsel

VERIFICATION
 RULE 0-2(d)

J.P. MORGAN SECURITIES LLC

The undersigned states that he has duly executed the attached Application dated May 9, 2018 for and on behalf of J.P. Morgan Securities LLC that Jeffrey Lipman is a Managing Director - Associate General Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. MORGAN SECURITIES LLC

By	/s/ Jeffrey Lipman
Name:	Jeffrey Lipman
Title:	Managing Director – Associate General Counsel

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